FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For August 9, 2002

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.

                (Translation of registrant's name into English)

                              Gustav Mahlerlaan 10
                               1082 PP Amsterdam
                                The Netherlands

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                     Form 40-F
                         ---                              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                        No  X
                         ---                       ---

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.

                               INDEX TO EXHIBITS


Item
----
1. Press release entitled, "ABN AMRO reports second quarter 2002 results: Strong operating performance driven by strict cost control," dated August 8, 2002.


The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-49198, 333-74436, 333-84044 and 333-81400.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ABN AMRO HOLDING N.V.


Date:  August 9, 2002                By: /s/ R.W.J. Groenink
                                        ---------------------------------------
                                         Name:  R.W.J. Groenink
                                         Title: Chairman of the Managing Board


                                     By: /s/ T. de Swaan
                                        ---------------------------------------
                                        Name:  T. de Swaan
                                        Title: Member of the Managing Board


                                     ABN AMRO BANK N.V.


Date:  August 9, 2002                By: /s/ R.W.J. Groenink
                                        ---------------------------------------
                                        Name:  R.W.J. Groenink
                                        Title: Chairman of the Managing Board


                                     By: /s/ T. de Swaan
                                        ---------------------------------------
                                        Name:  T. de Swaan
                                        Title: Member of the Managing Board

                                                                         ITEM 1

[GRAPHIC OMITTED][GRAPHIC OMITTED]

Further information can be obtained from:   This press release is also available on the internet:
Press Relations :    +31 20 6288900         - http://www.abnamro.com/pers (Dutch Version)
Investor Relations : +31 20 6287835         - http://www.abnamro.com/pressroom (English version)

_______________________________________________

IR / Press Release

                                                       Amsterdam, 8 August 2002

ABN AMRO reports second quarter 2002 results:
Strong operating performance driven by strict cost control

First half 2002 performance (compared to the first half of 2001)
>> Revenues flat (+0.4%);
>> Operating expenses continue to trend down (-2.1%);
>> Operating result up (+6.9%);
>> Provisioning up (+87.1%) in part due to several large corporate defaults; >> Efficiency ratio improves 180 basispoints to 71.0%;
>> Risk-weighted assets considerably down (-8.4%) to EUR 250.5 bn;
>> Interim dividend stable at EUR 0.45 per share.

Second quarter 2002 performance (compared to the first quarter of 2002)
>> Operating result up by 3.4% on the back of stable revenues and strict cost management;
>> Operating expenses trend down (-1.9%) for the fourth consecutive quarter;
>> Provisioning up (+49.5%) in part due to several large corporate defaults;
>> Tier 1 ratio slightly better despite the depreciation of the Brazilian real; >> Efficiency ratio improves 110 basispoints to 70.5%;
>> Risk-weighted assets considerably down (-7.5%) to EUR 250.5 bn.

Chairman's Statement
"We continue to be sceptical about the prospect of a meaningful economic recovery. However, we expect operating result for the year to be in line with our outlook. We have assumed a slightly higher level of provisioning for the year, due to the unprecedented level of corporate defaults. Given the combination of these factors, we expect the net profit for this year, excluding extraordinary items, to be in line with 2001 and therefore in line with our outlook as stated in February."

Key figures group results second quarter 2002
----------------------------------------------------------------------------------------------------------------------------------
(in millions of euros)                                               2002                             six months
                                                            ----------------------------------------------------------------------
                                                                   Q2            Q1    % change       2002        2001   % change
                                                            ---------- ------------- ---------- ----------- ----------- ----------

Operating result                                                1,394         1,348        3.4       2,742       2,566        6.9
Provisioning for loan losses                                      583           390       49.5         973         520       87.1
Operating profit before taxes                                     773           973      (20.6)      1,746       2,040      (14.4)
Extraordinary result, net                                                      (205)                  (205)        962
Net profit                                                        534           397       34.5         931       2,316      (59.8)
Net profit excl. extraordinary result                             534           602      (11.3)      1,136       1,354      (16.1)
Earnings per share excl. extraordinary results (in euros)        0.34          0.38      (10.5)       0.72        0.89      (19.1)
Efficiency ratio                                                 70.5%         71.6%                  71.0%       72.8%

                                                            30 Jun 02    31 Mar 02    % change   30 Jun 02   31 Dec 01   % change
                                                            ---------- ------------- ---------- ----------- ----------- ----------
(in billions of euros)
Total assets                                                    607.5         623.6       (2.6)      607.5       597.4        1.7
Group capital                                                    31.3          33.6       (6.8)       31.3        34.0       (7.9)
Risk-weighted assets                                            250.5         270.7       (7.5)      250.5       273.4       (8.4)

BIS tier 1 ratio                                                 7.15%         7.13%                  7.15%       7.03%
BIS capital ratio                                               10.80%        10.95%                 10.80%      10.91%
----------------------------------------------------------------------------------------------------------------------------------

Letter to the Shareholder


Dear Shareholder,

On behalf of the Managing Board, I am writing to report to you about our performance in the first half of this year and the second quarter in particular.

The overall economic environment continues to be challenging. Weak market conditions seen in the second half of last year have continued unabated in the first six months of this year. Although there are hesitant signs of a global economic recovery, the recent set of economic data flowing out of the United States suggests continued weakness in the economy. We believe that the second half of the year, in economic and market terms, will continue to be weak. The prospect of a sustained recovery, therefore, may be delayed by at least another six months.

Separate and apart from the general economic and market conditions, a defining element in the second quarter has been the unprecedented level of corporate failures due to perceived fraudulent activities. We have been affected by these failures. It is indeed sad that our shareholders and investors in general have also been affected because of this. The entire process has undermined the confidence of investors and clients in institutional behaviour. Understandably this has focused the attention of investors, regulators, clients and the society at large on corporate governance and sustainability issues. Integrity and honesty have long been the central tenants of our corporate governance model; there is nothing new about it. We have adhered to these throughout our history and we will do so, now and in the future, with vigour. Having said that, I must also add that we will continue to monitor whether we have the appropriate checks and balances in our governance model to reflect the changes in the environment.

ABN AMRO has performed well despite the weak market conditions. Revenues have been remarkably stable and expenses have fallen in line with indications given earlier in the year. This performance was underpinned by a strong performance in parts of our retail and asset gathering businesses, notably the United States and Brazil. Consequently, the operating result has improved significantly. We believe that this is yet another demonstration of the success of the restructuring plan. Needless to say, we would not have achieved this strong operating performance without the dedication and the hard work of our staff.

The two main components of the restructuring plan - BU Netherlands (BU NL) and the Wholesale Clients SBU (WCS) - are on track. In BU NL, the transformation of the existing branches into bankshops and advisory centres, the closure of branches and the implementation of staff redundancies are progressing according to plan. The underlying results in terms of incremental revenues and expenses are positive and reassuring. In WCS, the capital reduction plan is ahead of schedule and cost reductions associated with the restructuring have accelerated during the second quarter. With respect to Technology, Operations and Property Services (TOPS), the scope of potential technology outsourcing has been agreed; in the course of this year, the final decision will be made following consultation with various staff representative bodies. The target reduction in risk-weighted assets of EUR 20 bn by 2004 will be achieved by year-end. We have therefore set a new target of an additional reduction of EUR 10 bn by the end of 2004. The closure of domestic equity and corporate finance businesses in several markets outside of Europe is now largely complete and this has already brought about significant cost reductions. However, in response to the continuing difficulties in the equities markets we have taken the decision to reduce capacities in several market and product segments.

Regrettably, this will lead to additional job losses, in the range of 400 to 500, primarily in equities and corporate finance. Consultation with various staff representative bodies has commenced. As a consequence of all measures taken, we expect expenses in WCS to decrease further in the second half of this year.

We have taken additional steps to refine the focus of the client led model for WCS. We want to further improve the service to our clients in two areas of key competitive advantage, respectively debt and working capital products, whilst retaining the ability to offer our clients corporate finance and equity services in markets and sectors where we enjoy positions of strength. WCS will align its product capabilities around Integrated Debt (centred around Global Financial Markets and Loan Products), Working Capital (built on Global Transaction Services) and Equities and Corporate Finance. We believe that this will allow us to deliver better value to our clients across key industry segments and the network. It is expected that as a result of actions taken during the last twelve months (including measures announced today), Corporate Finance and Equities will operate profitably, even under difficult market conditions.

Additionally, we have initiated a review of our entire group-wide operations for a further reduction in costs and the creation of substantial additional value. We will communicate our conclusions and findings in the near future.

Given the state of the global economy, the level of corporate failures and the resultant increase in provisioning, there has been a renewed interest in the health of financial institutions and balance sheets in particular. We believe that, in order to determine the financial strength of an institution, one must look at asset quality, the level of operating income and capital ratios. Notwithstanding recent market developments in Brazil, we are committed to maintaining our capital ratios at levels commensurate with our AA-ratings. Furthermore, given the underlying quality of our assets, the inherent diversification of the portfolio, the level of retained earnings and the strength of our existing operating cash flow, we are entirely confident of our ability to further improve the capital ratios from the current levels.

With respect to the outlook for the year, we continue to be sceptical about the prospect of a meaningful economic recovery. Given the level of corporate failures in the second quarter we have assumed a slightly higher level of provisioning for the year. We expect operating result for the year to be in line with our outlook given in February of this year. The level of provisioning is expected to be lower in the second half of the year, barring any force majeure event or a second round of significant corporate failures due to fraudulent practices. In essence, given the combination of these factors we expect the net profit for this year, excluding extraordinary items, to be in line with 2001 and therefore in line with our outlook that was given at the beginning of the year.


Sincerely,



Rijkman Groenink
Chairman of the Managing Board

ABN AMRO GROUP

-----------------------------------------------------------------------------------------------------------
(in millions of euros)                         2002                            six months
                                       --------------------------------------------------------------------
                                              Q2          Q1   % change        2002        2001  % change
                                       ---------- ----------- ---------- ----------- ----------- ----------

Net interest revenue                       2,499       2,661       (6.1)      5,160       4,922        4.8
Revenue from participations                  102         104       (1.9)        206         269      (23.4)
Net commissions                            1,220       1,206        1.2       2,426       2,640       (8.1)
Results from financial transactions          384         321       19.6         705         906      (22.2)
Other revenue                                519         452       14.8         971         697       39.3
                                       ---------- -----------            ----------- -----------
Total revenue                              4,724       4,744       (0.4)      9,468       9,434        0.4
Operating expenses                         3,330       3,396       (1.9)      6,726       6,868       (2.1)
                                       ---------- -----------            ----------- -----------
Operating result                           1,394       1,348        3.4       2,742       2,566        6.9
                                       ========== ===========            =========== ===========

Efficiency ratio                            70.5%       71.6%                  71.0%       72.8%
-----------------------------------------------------------------------------------------------------------

The operating performance of the group was good during the first half of the year. This performance was achieved in a considerably different economic environment compared to the first half of 2001. Revenues during the first half of this year were up by EUR 34 mln or 0.4% to EUR 9,468 mln. As in the past, the resilience of the revenues is a reflection of the client / product mix of the group.

During the second quarter, revenues were marginally down (-0.4%) or EUR 20 mln to EUR 4,724 mln. As in the first quarter, the relatively benign interest rate environment has had an overall positive impact on our retail and asset gathering businesses, particularly in the United States. Consequently, revenues in the Consumer and Commercial Clients SBU (C&CC) were stable in the second quarter. As such, the revenues from retail and asset gathering businesses have been a defining element in the stability of the overall revenue stream. The continuing turmoil in the equity markets and a lower level of corporate activity have clearly affected parts of our wholesale business as well as Private Clients and Asset Management (PCAM). In addition, net interest revenue in the Wholesale Clients SBU (WCS) was affected by a number of factors, namely, a retroactive adjustment of net interest revenue to the Business Unit Netherlands (BU NL), mark to market adjustments related to asset sales, and a lower level of market related interest income in Global Financial Markets
(GFM). It is noteworthy that the average yield of the loan book during the quarter has improved, however, it was not sufficient to fully offset the fall in aggregate income in net interest revenue. Notwithstanding the above, revenues within WCS declined by only 2.1%.

Operating expenses for the group fell by 1.9% to EUR 3,330 mln during the second quarter. The fall in operating expenses was - to a large extent - driven by a substantial decline in operating expenses in WCS. Cost reduction measures initiated as part of the restructuring process in WCS - namely, the rationalisation process in TOPS as well the decision to close domestic equity and corporate finance operations in Japan and in the United States - have played an important role in bringing costs down. Consequently, expenses in WCS have fallen by 10.7% in the first half of 2002 and by 8.6 % in the second quarter. Expenses grew by 0.9% in C&CC but the underlying picture is mixed - expenses fell by 8.9% and 6.8% in the United States and in Brazil. Although operating expenses in the BU NL were down by 0.5% in the first half of 2002, expenses increased by 13.0% in the second quarter. The increase was largely due to one-offs - a retroactive adjustment with respect to WCS as well as costs associated with the branch conversion programme.

The operating performance of the group has improved by 6.9% in the first half of this year compared to the first half of 2001 and by 3.4% in the second quarter compared to the preceding quarter. In line with the above, the efficiency ratio has improved by more than one percentage point to 70.5% in the second quarter. Compared to the first half of last year, it improved by almost 2 percentage points.

The level of provisioning was substantially higher at EUR 583 mln for the quarter and EUR 973 mln for the first half of the year - an increase of 49.5% quarter on quarter and 87.1% year on year. It is noteworthy that the level of provisioning (EUR 973 mln) for the first half of the year is in line with indications given earlier i.e. in line with the second half of last year (EUR 906 mln). The substantial increase in the level of provisioning in the second quarter, was driven by an unprecedented number of corporate failures due to perceived fraudulent practices in the second quarter. Consequently, we expect the level of provisioning for the year to be slightly higher than the EUR 1,600 mln that was indicated earlier in the year.

Despite the increases, the overall quality of the portfolio remains satisfactory. As such, the weighted average UCR (Uniform Credit Ratings) - a measure of credit risk - remains within investment grade. The percentage of investment grade credits in the Wholesale portfolio has increased despite the reduction in risk-weighted assets (RWA). In C&CC, the deterioration in the SME portfolio has stabilised and the preponderance of mortgages in that portfolio acts as a bulwark against any further deterioration.

For the quarter ended June 30, RWA for the group declined by EUR 20 bn to EUR
250.5 bn. Additionally, total commitments have been reduced by EUR 100 bn during the same period. The reduction in RWA was largely driven by a sharp fall in WCS and a modest decline in C&CC. The decline in RWA is very much in line with the indications given last year as part of the restructuring. The process is significantly ahead of schedule and the target set for 2004 (reduction of EUR 20 bn) will be achieved by year-end. A new target has been set - a reduction in the level of RWA to EUR 70 bn by 2004. It is expected that EUR 40 bn of this amount will be allocated to Loan Products and the remainder to Global Financial Markets (GFM) and Global Transactional Services (GTS). RWA allocated to Equities is approx. EUR 2.5 bn; it is unlikely that this will materially change in the near future. It is noteworthy that the current level of Value at Risk usage in WCS is at 40% of its limits.

Given the quality of the underlying assets and the strong operating result of the group, we are confident of our ability to sustain the level of provisioning and maintain an adequate level of tier 1 capital commensurate with our AA-rating.

For the quarter ended June 30, the BIS tier 1 ratio improved marginally by 2 basispoints to 7.15%; the BIS capital ratio stood at a satisfactory level of 10.80%. This includes the negative impact from the depreciation of the Brazilian real (19 bps) on tier 1 capital. With respect to our US dollar exposure, both our capital ratio and profits are fully hedged.

Given the strength and the resilience of our operating cash flow, the underlying asset quality and the level of retained earnings (more than 60%), we are confident and committed to further improve our BIS tier 1 and capital ratios.

Cost reductions associated with the restructuring are on course. To date, total charges against the restructuring provision of EUR 1,100 mln are EUR 783 mln, of which EUR 247 mln by C&CC, EUR 518 mln by WCS and EUR 18 mln by PCAM.

THE CONSUMER & COMMERCIAL CLIENTS SBU

--------------------------------------------------------------------------------------------------------------------------------
(in millions of euros)                                             2002                           six months
                                                          ----------------------------------------------------------------------
                                                                  Q2          Q1    % change      2002        2001     % change
                                                          ----------- ----------- ---------- ---------- ----------- ------------

Net interest revenue                                           1,724       1,815       (5.0)     3,539       3,439          2.9
Net commissions                                                  464         435        6.7        899         942         (4.6)
Results from financial transactions                               43          89      (51.7)       132          83         59.0
Other revenue                                                    466         368       26.6        834         663         25.8
                                                          ----------- -----------            ---------- -----------
Total revenue                                                  2,697       2,707       (0.4)     5,404       5,127          5.4
Operating expenses                                             1,758       1,743        0.9      3,501       3,462          1.1
                                                          ----------- -----------            ---------- -----------
Operating result                                                 939         964       (2.6)     1,903       1,665         14.3
Provisioning for loan losses                                     232         255       (9.0)       487         396         23.0
Value adjustments to financial fixed assets                        4                                 4
                                                          ----------- -----------            ---------- -----------
Operating profit before taxes                                    703         709       (0.8)     1,412       1,269         11.3
Taxes                                                            146         230      (36.5)       376         306         22.9
                                                          ----------- -----------            ---------- -----------
Profit after taxes                                               557         479       16.3      1,036         963          7.6
Minority interests                                                 6           7      (14.3)        13          63        (79.4)
                                                          ----------- -----------            ---------- -----------
Net profit                                                       551         472       16.7      1,023         900         13.7
                                                          =========== ===========            ========== ===========

Efficiency ratio                                                65.2%       64.4%                 64.8%       67.5%

                                                            30 Jun 02   31 Mar 02   % change  30 Jun 02   31 Dec 01    % change
                                                          ----------------------------------------------------------------------

Staff (fte)                                                   72,593      72,771       (0.2)    72,593      73,736         (1.6)
(in billions of euros)
Total assets                                                   237.5       247.6       (4.1)     237.5       242.8         (2.2)
Risk-weighted assets                                           148.5       159.1       (6.7)     148.5       158.2         (6.1)
--------------------------------------------------------------------------------------------------------------------------------

The performance of the Consumer & Commercial Clients (C&CC) SBU was good in the first six months of 2002. Notwithstanding the difficult market environment, revenues have increased by 5.4% to EUR 5,404 mln while expenses grew by only 1.1% to EUR 3,501 mln. Consequently, the operating result has improved by 14.3% to EUR 1,903 mln. Currency movements, the appreciation of the euro against the US dollar and the Brazilian real in particular, have had a substantive impact on performance at the SBU level in the second quarter of this year. At group level, however, the impact was largely neutralised through a comprehensive hedging policy. Given the peculiarities of the Brazilian market, it is noteworthy that the effective tax rate or tax efficiency must be seen as an integral part of the Brazilian operational efficiency.

Revenues and expenses, in the second quarter of 2002, were essentially flat at EUR 2,697 mln and EUR 1,758 mln respectively. As discussed at group level, the operating result of C&CC in the second quarter was affected by the same factors, namely, adverse currency movements and one-off items or incidentals in the operating expense line. Notwithstanding the developments in Brazil, the level of provisioning at the SBU level fell in the second quarter by 9.0% to EUR 232 mln driven by lower provisioning in the Netherlands. The tax charge for the quarter fell sharply (-36.5%) to EUR 146 mln which is largely due to Brazil. Consequently, net profit for the quarter has improved by 16.7% to EUR 551 mln.

Business Unit Netherlands (please refer to Appendix 4)

The operating result of the Business Unit Netherlands (BU NL) improved substantially (+72.8%) in the first half of 2002 compared to the same period of last year. This significant improvement can mainly be attributed to a strong increase in net interest revenue and more or less stable (-0.5%) operating expenses.

The underlying operating performance (excl. non-recurring items) of the BU NL in the second quarter was good. Especially the increase in revenues and relatively low level of provisioning are encouraging. Directionally, the development of revenues and operating expenses are positive.

Revenues increased by 8.6% to EUR 809 mln relative to the preceding quarter. Compared to the second quarter of 2001, revenues have increased by 10.1% or EUR 74 mln. The development of revenues in the BU NL during the second quarter of this year was a function of three factors, namely, growth in net interest revenue, a retroactive adjustment of EUR 13 mln in revenues (payable to BU NL) from WCS and a one-off item related to the disposal of a property not used by ABN AMRO. Given the current turmoil in the equity markets, funds have understandably been directed by clients to short and medium term deposits; BU NL has been the primary beneficiary of this increase in net interest revenue.

Operating expenses increased by 13.0% to EUR 686 mln compared to the preceding quarter. The increase in operating expenses was driven by the following factors
- the aforementioned retroactive adjustment in both revenues and costs with respect to WCS, costs related to the conversion of branches into bankshops and advisory centres, the departure of staff as part of the restructuring plan, and the wage increase associated with the collective labour agreement. It is noteworthy that adjusted for WCS related retroactive adjustments, expenses would have increased by 3.1% relative to the preceding quarter. The cost benefits associated with the staff redundancy programme were largely neutralised by the branch conversion programme. Operating expenses in the second half will be lower than in the first half of 2002.

In line with the developments noted above, operating result for the quarter fell by 10.9% to EUR 123 mln compared to the preceding quarter. Consequently, the efficiency ratio increased more than 3 percentage points to 84.8%. Given the preponderance of one-off cost items in the second quarter cost development, we are satisfied with the underlying development in operational efficiency. We, therefore, expect the operational performance to be entirely in line with the outlook and the projected cost savings.

In the absence of any significant corporate failures in the SME portfolio, provisioning for the quarter has fallen by 40.7% to EUR 32 mln. For the remainder of the year, we expect provisioning levels to be stable compared to the first half of this year.

Update on the restructuring programme in the BU NL

The implementation of the restructuring programme of the BU NL is on schedule. A total of 6,673 employees have opted for the voluntary staff departure scheme, of which 52% had left by the end of the second quarter. Departures are expected to continue over the year ending with another peak in January 2003. Through the implementation of this restructuring programme, BU NL expects to achieve cost savings of approx. EUR 400 mln as of 2004.

The closure of branches in the BU NL is on track. A total of 239 branches have been closed since the start of the restructuring programme, of which 39 branches in the second quarter. Additionally, 10 branches will be closed in the remainder of the year. In accordance with the new service concept, the conversion of the remaining branches into bankshops and advisory centres has continued. Within the Dutch branch network, 240 locations have been converted into 207 bankshops and 33 advisory centres. To date, client attrition rates are lower than anticipated and market shares have not been negatively impacted. Of the EUR 423 mln restructuring provision set aside for the BU NL, EUR 168.6 mln have been used to date.

An important element of the new service concept is the migration of customers towards a multi-channel platform. The development of Internet banking services, in that context, has been more than satisfactory. By the end of June 2002, approx. 700,000 clients had signed up for our Internet banking service. This increase is based on a sign-on rate of around 10,000 new contracts per week. Consequently, the percentage of payment and brokerage transactions made over our Internet channel reached 22% compared to 17% at the end of the first quarter of 2002. The significant increase of 30% in Internet savings accounts in the second quarter is encouraging.

Business Unit United States (please refer to Appendix 4)

The Business Unit United States (BU US) turned in a strong performance in the first six months of 2002. The increase of 16.8% in operating result was achieved on the back of strong (+9.6%) revenue growth coupled with only a moderate growth (+3.5%) in operating expenses. The increase in revenues in the first half of 2002 can mainly be attributed to three factors - the overall resilience of our businesses, high origination gains on the back of strong mortgage origination demand and a significant increase in the value of the mortgage servicing rights.

The strong operating performance seen in the first quarter of the year has continued in the second quarter of 2002. As in the first quarter, performance was, on one hand, clearly affected by the continued weakness in the economy and, on the other, positively affected by strong mortgage activity in a benign interest rate environment. In addition, this quarter was marked by the emergence of an another factor, namely, adverse currency movements in euro terms.

As a result of the above, revenues declined by 1.4% in euro terms during the second quarter of 2002, to EUR 1,163 mln. In dollar terms, revenues have increased by 7.1%. This performance was underpinned by strong mortgage activity
- in terms of origination related income and a higher contribution (incl. a one-off sale of mortgage servicing rights of EUR 51 mln) from mortgage servicing rights (MSR). It is noteworthy that in the absence of any further rate cuts, mortgage refinancing activity has stabilised in the second quarter. Given the current economic conditions, we expect the interest rate environment to be benign and, consequently, mortgage activity to be stable in the third quarter.

Operating expenses declined (in euro terms) during the quarter by 8.9% to EUR 570 mln. In dollar terms, operating expenses fell by 1.1%. The fall in operating expenses is primarily due to the lower level of mortgage related expenses.

Given the combination of factors stated above, the operating result grew by 7.2% to EUR 593 mln. In dollar terms, the operating result increased by 16.4%. Consequently, the efficiency ratio improved 4 percentage points to 49.0%.

Provisioning for loan losses increased by 7.4% to EUR 130 mln or 81 basispoints of RWA. The impact of provisioning in terms of RWA is compounded by the fact that RWA declined by 10.9% during the quarter. The increase in itself was largely driven by transactional defaults due to fraudulent practices in the asset based lending portfolio. Notwithstanding the deterioration in the second quarter, the underlying trends are stable and indicate a marginal improvement in the expected level of provisioning.

Business Unit Brazil (please refer to Appendix 4)

Notwithstanding the significant level of market related volatility in the first six months and the second quarter in particular, the Business Unit Brazil has performed well compared to the first half of 2001. In euro terms, revenues increased by 3.7% and operating expenses increased by 8.4% in the first half of 2002. Consequently, the operating result decreased by 5.1%. In local currency, the operating result increased by 1.7%.

Performance during the second quarter was mainly affected by adverse currency movements and a slowing of loan volume growth due to market uncertainty. However, in order to be able to make an adequate assessment of the performance in Brazil, tax efficiency must be seen as an integral part of the operational efficiency of BU Brazil.

Revenues fell by 12.7% during the quarter to EUR 468 mln compared to the preceding quarter. Adjusted for currency translation effects, revenues were up by 3.7%. The stability of revenues was underpinned by a strong performance in retail banking.

Operating expenses declined by 6.8% to EUR 331 mln compared to the first quarter of this year. In local currency, operating expenses have increased by 10.7%. The increase in expenses was primarily due to an increase in staff expenses (labour claims, pension costs and higher FTEs) and automation costs associated with the opening of new branches.

Given the aforementioned developments in revenues and expenses, the operating result declined by 24.3% to EUR 137 mln for the quarter. During the same period, the efficiency ratio increased 4.5 percentage points to 70.7%. The deterioration of the efficiency ratio is disappointing. The rapidly changing economic environment has led to a lower than expected revenue base. We will continue to ensure that our cost base develops in line with our expected revenues in order to ensure a lower efficiency ratio.

However, the effective tax rate for the quarter was significantly lower resulting in a tax credit of EUR 67 mln. To a large extent, this is due to the fact that the Brazilian net tax position was positively affected by the average depreciation of the Brazilian real against the US dollar. Given the availability of tax credits the recapitalisation of Bandepe positively affected the net tax position. As a result, net profit increased 68.2%, or EUR 58 mln, to EUR 143 mln compared to the preceding quarter.

In the second quarter of 2002, provisioning declined by 3.4% to EUR 57 mln. However, in local currency provisioning increased by 14.7%. This development mainly related to a slight increase in the delinquency rates in overdrafts, personal loans and credit cards. In light of the economic conditions currently prevailing, we do not foresee provisioning levels to improve throughout the year.

Given that our exposure to Brazilian treasury bonds is denominated in Brazilian real, the bank is not exposed to currency movements. As such, it is the issuer who is exposed to the gyration of the Brazilian real.

Business Unit Rest of the World (please refer to Appendix 4)

The remaining retail operations outside our three home markets were able to turn in a good performance in the second quarter of 2002.

Revenues increased by 4.0% to EUR 257 mln compared to EUR 247 mln in the first quarter. Operating expenses grew by 10.3% to EUR 171 mln from EUR 155 mln over the same period. This is largely attributable to a retroactive reallocation of overhead costs. As a result, the operating result declined by EUR 6 mln.

In the absence of significant failures, provisioning fell by 38.1% or EUR 8 mln thus more than compensating for the above mentioned developments.

It is noteworthy that New Growth Markets (NGM), an area of future investments and growth have performed exceedingly well during the first six months of the year. Operating result has improved by 157% compared to the same period in the preceding year.

THE WHOLESALE CLIENTS SBU

(in millions of euros)                                             2002                           six months
                                                          ----------------------------------------------------------------------
                                                                  Q2          Q1    % change      2002        2001     % change
                                                          ----------- ----------- --------------------- ----------- ------------

Net interest revenue                                             525         598      (12.2)     1,123       1,099          2.2
Net commissions                                                  470         462        1.7        932       1,116        (16.5)
Results from financial transactions                              304         234       29.9        538         847        (36.5)
Other revenue                                                     56          90      (37.8)       146          86         69.8
                                                          ----------- -----------            ---------- -----------
Total revenue                                                  1,355       1,384       (2.1)     2,739       3,148        (13.0)
Operating expenses                                             1,154       1,263       (8.6)     2,417       2,706        (10.7)
                                                          ----------- -----------            ---------- -----------
Operating result                                                 201         121       66.1        322         442        (27.1)
Provisioning for loan losses                                     345         111      210.8        456         132        245.5
Value adjustments to financial fixed assets                        1          (1)                               19
                                                          ----------- -----------            ---------- -----------
Operating profit before taxes                                   (145)         11                  (134)        291
Taxes                                                            (22)        (10)     120.0        (32)         99
                                                          ----------- -----------            ---------- -----------
Operating profit after taxes                                    (123)         21                  (102)        192
Extraordinary result, net                                                   (205)                 (205)
                                                          ----------- -----------            ---------- -----------
Profit after taxes                                              (123)       (184)     (33.2)      (307)        192
Minority interests                                                 2           4      (50.0)         6          10       (40.0)
                                                          ----------- -----------            ---------- -----------
Net profit                                                      (125)       (188)     (33.5)      (313)        182
                                                          =========== ===========            ========== ===========

Net profit excl. extraordinary result                           (125)         17                  (108)        182

Efficiency ratio                                                85.2%       91.3%                 88.2%       86.0%

                                                           30 Jun 02   31 Mar 02  % change   30 Jun 02   31 Dec 01    % change
                                                          ----------- ----------- --------------------- ----------- ------------

Staff (fte)                                                   20,957      22,194       (5.6)    20,957      22,423         (6.5)
(in billions of euros)
Total assets                                                   290.8       296.6       (2.0)     290.8       294.7         (1.3)
Risk-weighted assets                                            83.8        90.4       (7.3)      83.8        95.2        (12.0)
--------------------------------------------------------------------------------------------------------------------------------

Market conditions continued to be difficult during the first half of 2002 and have clearly affected the earnings of the Wholesale Clients SBU (WCS). Net profit dropped as revenues were negatively affected by weak market conditions and corporate defaults led to higher levels of provisioning. Although the negative impact of the weak markets on our Equity related businesses and Corporate Finance could partly be offset by our flow business, revenues nevertheless declined by 13.0%. To reduce the impact of lower revenues on the operating result we have taken firm cost measures. These measures have clearly begun to pay off in the first half of this year - operating expenses declined by more than 10% compared to last year. We expect additional benefits to flow through in the second half of 2002 and in 2003. As markets are expected to remain weak, additional measures - as explained in the Letter to the Shareholder - are being taken to ensure that the expenses reflect the revenue outlook.

Revenues held up relatively well in the second quarter of this year. A modest decline of only 2.1% compared to the first quarter was achieved against the backdrop of weak capital markets and the closure of the US domestic Equities and US domestic Corporate Finance businesses in March. Furthermore, it is due to the increasing share of annuity businesses which are less prone to the economic slowdown and weak market conditions.

As far as the individual income lines are concerned, net interest revenue declined by 12.2% to EUR 525 mln in the second quarter compared to the first quarter. This was largely due to retroactive adjustments in net interest revenue leading to loss of income to BU Netherlands, mark to market adjustments related to asset sales and a lower level of market related net interest revenue from Global Financial Markets (GFM). Net commissions for the second quarter stood at EUR 470 mln, a rise of 1.7% compared to the first quarter. The increase was driven by strong revenue growth in Global Transaction Services
(GTS) and by some major M&A transactions. Revenues from financial transactions increased by 29.9% in the second quarter, compared to the preceding quarter. This can partly be explained by strong revenue growth in GFM which has continued its strong performance in 2002.

Operating expenses decreased by 8.6% to EUR 1,154 mln in the second quarter compared to the first quarter. The measures taken during the past year have clearly begun to pay off. The sharp fall in expenses can, to a large extent, be explained by the closure of the US domestic Equities and US domestic Corporate Finance businesses in March, and cost reductions in Technology, Operations and Property Services (TOPS). Over and above these cost reduction initiatives, expenses have decreased as a result of stringent cost management in all client and product business units. We expect expenses to fall by an additional 5% (at least EUR 100 mln) in the second half of the year.

During the second quarter, the number of staff decreased by 1,237 FTE to 20,957 FTE. The reduction in headcount is a function of three factors - closure of the domestic US Equities and domestic US Corporate Finance businesses, streamlining of operations in TOPS and reduction of overlap in client and product business units.

The relatively stable revenues in combination with the sharp fall in expenses resulted in an increase of 66.1% in the operating result to EUR 201 mln. The efficiency ratio improved by more than 6 percentage points, from 91.3% in the first quarter to 85.2% in the second quarter.

The level of provisioning rose to EUR 345 mln in the second quarter, from EUR 111 mln in the first quarter. The sharp increase in provisioning is a reflection of several major corporate failures. The overall quality of the Wholesale portfolio remains solid and well diversified, notwithstanding the reduction of RWA. As such, the quality of the portfolio has improved post RWA reductions. In June, 81% of the total corporate portfolio in WCS was investment grade versus 80% in March.

Our ambitious plan to reduce the level of RWA by EUR 20 bn by 2004 is ahead of schedule. Risk-weighted assets have come down by 19.1% during the past year, from EUR 102.3 bn (restated for client transfers from C&CC to WCS) in June 2001 to EUR 83.8 bn in June 2002. It is to be noted that the relatively sharp fall of RWA in the second quarter compared to the first quarter of this year has been positively impacted by currency developments. Approx. 70% of the reduction in RWA has come from the loan portfolio, which now represents about 60% of the total amount of RWA in WCS. Most of the remaining RWA are tied up within other annuity businesses such as GTS and GFM. Given the current rate of reduction, we expect the level of RWA to be EUR 80 bn by year-end. Consequently, a new target has been set - an additional reduction in the level of RWA to EUR 70 bn by the end of 2004. Approx. EUR 40 bn of this amount will be allocated to Loan Products and the remainder to GFM and GTS. The percentage of investment grade credits in the Wholesale portfolio has increased despite the reduction in RWA. Additionally, it is noteworthy that the current level of Value at Risk usage is at 40% of its limits.

Client Business Units

A greater focus on clients has led to a deepening of relationships with our selected Priority and Key client base and has sustained client related revenues in the face of more difficult market conditions than those experienced in the corresponding period of 2001. The proportion of WCS revenues resulting from client activity has increased during the first half of 2002 compared to 2001. This is particularly noticeable in the GFM and GTS product suites. The integrated delivery of corporate and investment banking products and services has also produced an improvement in the average number of products provided to our selected clients.

The continued active management of capital towards our strong European Client Base has resulted in an ahead of schedule reduction in RWA without harming important client relationships whilst achieving higher overall returns year on year. The proportion of revenues generated by Priority and Key clients has grown to over 60% of client revenues.

Financial Institutions & Public Sector has continued to be the largest and most successful Client BU, however there is also a broad range of sector activity across the Corporate BUs, notably within Integrated Energy.

Product Business Units

In the BU Global Financial Markets (GFM), revenues increased strongly in the second quarter compared to the first quarter of 2002, despite the continuing nervousness in the credit markets in the aftermath of Enron and Worldcom events. Over the quarter, money market activity, forex and asset securitisation continued to contribute strongly. Our other client-driven businesses had a buoyant period, delivering excellent performances in derivatives and in fee-generative businesses of high grade syndicated loans and high grade fixed income. In the latter, strong corporate activity saw ABN AMRO win its largest-ever corporate underwriting mandate and achieve a Top 3 position in euro-denominated fixed income issuance.

In GTS, revenues increased as well in the second quarter of 2002. This was mainly due to an increase in revenues in trade services and custody. To further enhance ABN AMRO's leading position in the global custody marketplace, ABN AMRO and Mellon announced an agreement in July to formalise their current marketing alliance for global custody and related services. A new company will be created, named ABN AMRO Mellon Global Securities.

In Loan Products, revenues remained relatively stable in the second quarter, although the bottom line was negatively affected by higher provisioning. As far as revenues are concerned, net interest revenue in Loan Products declined slightly, due to a lower level of RWA. The RWA declined by 8.6% to EUR 49 bn in the second quarter compared to the first quarter. The reduction in RWA is achieved through not renewing unprofitable loans (allowing loans to go out of the book) and through secondary loan sales. The currency effect was also supportive. The decline in RWA is in line with the strategy to allocate capital where returns are adequate. The active usage of the loan pricing tool by client coverage has led to higher returns this year. Moreover, we have seen successful cross-sell from Loan Products into GFM and GTS.

In the Equity-related businesses, revenues declined strongly in the second quarter compared to the preceding quarter. This was partly accounted for by the closure of the US domestic Equity business. Furthermore, difficult market conditions prevailed throughout the quarter and resulted in reduced revenues from our Equity derivative and European trading activities, particularly during the severe market volatility in June. Revenues of Corporate Finance remained at a relatively low level, reflecting weak markets. Over the quarter, revenues were stable, partly as a result of higher revenues in M&A. The increase in M&A revenues was the result of certain major M&A transactions in, among others, the energy sector. Furthermore, ABN AMRO successfully led the biggest IPO in the telecom sector in Asia. Expenses in Equity-related businesses and Corporate Finance reduced strongly in the second quarter, mainly due to the US closure. The sales and trading business also benefited from continuing cost reduction initiatives. The expectation is that difficult market conditions will continue for the remainder of the year. However, we expect costs to decline from continuing cost reduction initiatives. It is expected that as a result of actions taken during the last twelve months (including measures announced today), Corporate Finance and Equities will operate profitably, even under difficult market conditions.

Revenues in BU Private Equity declined in the second quarter compared to the first quarter. Market conditions are still weak and exit opportunities are limited. The decline in revenues can mainly be explained by a higher amount of write-downs in the second quarter - EUR 65 mln in the second quarter versus EUR 35 mln in the first quarter of this year. The largest part of the write-downs is TMT-related, reflecting the depressed technology and telecom markets. It is to be noted that Private Equity related write-downs are run through the "results from financial transactions" revenue line. As market conditions will probably remain weak, write-downs are expected to remain high in the second half of this year. As far as investments are concerned, we will primarily invest in companies with sound fundamentals in the later stage/buy-out. The share of Venture Capital in our total Private Equity portfolio will be reduced to a maximum of 15% of our portfolio (currently approx. 18%).

Update on restructuring

As mentioned in the Letter to the Shareholder, the restructuring programme within WCS is on target. The exit plan with respect to 11 countries is now complete. The TOPS cost reduction programme is on track to save EUR 432 mln (annualised) by the end of 2002. To date, actual savings of EUR 294 mln have been realised. TOPS is actively reviewing how to structurally lower costs. The scope of potential technology outsourcing has been agreed; in the course of this year, the final decision will be made, following consultation with various staff representative bodies.

Refinement of the existing model

In addition, measures are being taken to further refine the focus of WCS. The inherent rationale stems from a desire to serve our clients better by further strengthening our position in debt and working capital businesses while retaining the necessary capabilities in Corporate Finance and Equities in areas of strength. Working from a position of strength in our chosen client groups and the network, the entire product suite of WCS will be reconfigured into three natural groupings - Integrated Debt (centred around GFM and Loan Products), Working Capital (built on GTS) and Equities and Corporate Finance.

THE PRIVATE CLIENTS AND ASSET MANAGEMENT SBU

(in millions of euros)                                       2002                                 six months
                                                          ----------------------------------------------------------------------
                                                                  Q2          Q1    % change      2002        2001     % change
                                                          ----------- ----------- --------------------- ----------- ------------

Net interest revenue                                              97          99       (2.0)       196         160         22.5
Net commissions                                                  240         263       (8.7)       503         497          1.2
Results from financial transactions                               14           6      133.3         20          20
Other revenue                                                      5          16      (68.8)        21          42        (50.0)
                                                          ----------- -----------            ---------- -----------
Total revenue                                                    356         384       (7.3)       740         719          2.9
Operating expenses                                               289         270        7.0        559         552          1.3
                                                          ----------- -----------            ---------- -----------
Operating result                                                  67         114      (41.2)       181         167          8.4
Provisioning for loan losses                                                   1                     1           2        (50.0)
Value adjustments to financial fixed assets                        2          (1)                    1
                                                          ----------- -----------            ---------- -----------
Operating profit before taxes                                     65         114      (43.0)       179         165          8.5
Taxes                                                             24          42      (42.9)        66          56         17.9
                                                          ----------- -----------            ---------- -----------
Profit after taxes                                                41          72      (43.1)       113         109          3.7
Minority interests                                                             1                     1           3        (66.7)
                                                          ----------- -----------            ---------- -----------
Net profit                                                        41          71      (42.3)       112         106          5.7
                                                          =========== ===========            ========== ===========

Efficiency ratio                                               81.2%       70.3%                 75.5%       76.7%

                                                           30 Jun 02   31 Mar 02  % change   30 Jun 02   31 Dec 01    % change
                                                          ----------- ----------- --------------------- ----------- ------------

Staff (fte)                                                    5,961       5,907        0.9      5,961       5,879          1.4
(in billions of euros)
Total assets                                                    16.9        16.7        1.2       16.9        16.7          1.2
Risk-weighted assets                                             6.2         6.5       (4.6)       6.2         6.5         (4.6)
--------------------------------------------------------------------------------------------------------------------------------

Although Private Clients & Asset Management (PCAM) was clearly affected by the depressed market conditions in the first half of 2002, PCAM was able to surpass the profitability level of the first half of 2001. This solid performance can mainly be attributed to higher net interest revenue driven by the favourable interest rate environment coupled with relatively stable income from net commissions. Additionally, PCAM was able to contain the operating expenses in the first half of 2002 at the level of last year. Consequently, the operating result improved 8.4% to EUR 181 mln in the first half of 2002, compared to the first half of 2001.

In the first half of 2002, Assets under Management within Asset Management decreased by 3.5% to EUR 166 bn, compared to EUR 172 bn at the end of 2001. In the same period, Assets under Administration within Private Clients decreased by 4.8% to EUR 100 bn, compared to EUR 105 bn at 31 December 2001.

Private Clients (please refer to Appendix 5)

Private Clients' performance in the second quarter was impacted by the depressed market conditions and the gradual slowdown of business activity caused by seasonally effects.

Revenues decreased 8.8% to EUR 219 mln during the second quarter of 2002, thereby returning to the revenue level of the second quarter of 2001. The decrease in revenues was mainly driven by lower net commissions and other income, the latter mainly reflecting necessary revaluations linked to current market conditions.

In the reporting period, operating expenses increased 10.6% to EUR 178 mln thereby returning to the operating expense level of the end of 2001. Approx. half of this increase in operating expenses can be explained by a variety of expenses related to a.o. a retroactive reallocation of Corporate Centre costs (please refer to Corporate Centre) and restructuring costs that will not recur. The remainder of the increase can be explained by increased marketing expenses and costs related to new product offerings.

Given the current depressed market conditions and the relatively high cost level in Private Clients, we are closely exploring different options to reduce the current cost level. These efforts will be focused on France in particular as the efficiency level of the French private banking operation is significantly lower compared to the average of the other private banking operations.

As a result of the negative development in both revenues and operating expenses, the operating result declined 48.1% to EUR 41 mln in the second quarter of 2002 compared to the preceding quarter.

In the second quarter of 2002, Funds under Administration declined by 6.5% to EUR 100 bn. The decline primarily reflects the weakness of the equity markets as well as the consequent lack of activity in this line of business, thereby limiting the opportunities to attract new funds.

Asset Management (please refer to Appendix 5)

As with Private Clients, the performance of Asset Management was affected by the current slump in equity markets as well as by reduced appetite of retail and private clients for investment products. Consequently, total revenues in the second quarter decreased 4.9% to EUR 137 mln compared to preceding quarter. This was mainly driven by a decrease of 9.7% in net commissions in the same period.

On the cost side, operating expenses have remained stable in the second quarter, reflecting management's continuous efforts to contain costs. The decrease of EUR 7 mln in revenues coupled with an increase in operating expenses of EUR 2 mln resulted in a decrease of 25.7% in the operating result in the second quarter of 2002.

Assets under Management (AuM) as at 30 June 2002 were EUR 166 bn, a decrease of 5.1% compared to the level of AuM at the end of the preceding quarter. Excluding the EUR 13 bn of assets related to the agreement with Lansforsakringar Group (LF), AuM declined by 12.6% in the second quarter.

As a result of the acquisition of the LF mandate, the weight of Institutional mandates in the total portfolio increased to 53%, while Funds and Private Clients represented 37% and 10% of AuM respectively. The asset class mix remained relatively stable over the period: 49% of the assets were invested in equities, 39% in fixed income and 12% in cash and other.

In addition to the transaction with the LF Group, an agreement was announced to merge Asset Management's unit trust business in the UK with Artemis Fund Managers.

Economic uncertainties and volatile financial markets will continue to be a challenge in the second half of the year. Consequently, all necessary measures will be taken to ensure that the development of expenses are in line with revenues.


ABN AMRO LEASE HOLDING

ABN AMRO Lease Holding was able to exceed the very strong performance of the first half of 2001. In the first half of 2002, revenues increased 4.3% to EUR 384 mln, compared to the first half of 2001. This growth in revenues was driven by an increase in net interest revenue on the back of a favourable interest environment and an increase in net commissions driven by higher average management fees per car.

Over the same period, expenses rose by 7.3% to EUR 265 mln which was mainly due to higher staff costs and restructuring costs related to the reorganisation of one of ABN AMRO Lease Holding's subsidiaries (QEK).

As a result, the operating result slightly decreased by 2.5% to EUR 119 mln in the first half of 2002. However, due to a lower effective tax rate - caused by higher income generation within countries with a relatively low tax rate - net profit increased 2.6% to EUR 79 mln.

Compared to the end of 2001, the contracted lease portfolio remained stable at EUR 9.5 bn at the end of June 2002.

For the remainder of the year, we expect ABN AMRO Lease Holding to sustain their historically stable performance.

CORPORATE CENTRE

(in millions of euros)                                             2002                           six months
                                                          ---------------------------------- -----------------------------------
                                                                  Q2          Q1                  2002        2001
                                                          ----------- ----------- ---------- ---------- ----------- ------------

Net interest revenue                                              89          84                   173         106
Net commissions                                                               (1)                   (1)         (1)
Results from financial transactions                               23          (8)                   15         (44)
Other revenue                                                      9           5                    14          11
                                                          ----------- -----------            ---------- -----------
Total revenue                                                    121          80                   201          72
Operating expenses                                                (6)        (10)                  (16)        (98)
                                                          ----------- -----------            ---------- -----------
Operating result                                                 127          90                   217         170
Provisioning for loan losses                                                  19                    19         (19)
Value adjustments to financial fixed assets                       31         (13)                   18         (13)
                                                          ----------- -----------            ---------- -----------
Operating profit before taxes                                     96          84                   180         202
Taxes                                                             25          34                    59          46
                                                          ----------- -----------            ---------- -----------
Operating profit after taxes                                      71          50                   121         156
Extraordinary result, net                                                                                      962
                                                          ----------- -----------            ---------- -----------
Profit after taxes                                                71          50                   121       1,118
Minority interests                                                44          47                    91          67
                                                          ----------- -----------            ---------- -----------
Net profit                                                        27           3                    30       1,051
                                                          =========== ===========            ========== ===========

Net profit excl. extraordinary result                             27           3                    30          89

                                                           30 Jun 02    31 Mar 02 % change   30 Jun 02    31 Dec 01  % change
                                                          ----------- --------------------------------- ------------------------

Staff (fte)                                                      552         595       (7.2)       552         586         (5.8)
(in billions of euros)
Total assets                                                    51.8        52.0       (0.4)      51.8        42.9         20.7
Risk-weighted assets                                             2.0         4.5      (55.6)       2.0         3.5        (42.9)

The performance of the Corporate Centre reflects the continuation of a favourable interest rate environment coupled with the positive result from the US dollar hedge.

The increase in total revenue of EUR 41 mln was mainly driven by an increase of EUR 31 mln in results from financial transactions. This increase reflects the positive result from the US dollar hedge due to the substantial appreciation of the euro against the US dollar.

The "negative" outcome of the operating expense line in the second quarter reflects a retroactive reallocation of expenses (a.o. consultancy and insurance costs) to the different SBUs. It is to be noted that, as a policy, the vast majority of all costs that incur in the Corporate Centre are charged to the
(S)BUs.

Adjustments to financial fixed assets reflects the negative adjustments that had to be made to the value of our corporate investment portfolio on the back of the ongoing deterioration in equity market conditions. Taxes in the second quarter were positively affected by a reallocation of tax expenses to the BU US. Additionally, the substantial decrease in risk-weighted assets can be attributed to currency translation effects and to a reclassification of assets to a lower risk category.

As stated in our press release related to the first quarter 2002 results, ABN AMRO calculates its costs related to pensions and post-retirement benefits in accordance with the relevant statements under US GAAP as of 1 January 2002. Would this have been done as from 1 January 2001, gross and net pension costs in the first half of 2001 would have been respectively EUR 114 mln and EUR 74 mln higher.

Dividend

The 2002 interim dividend has been fixed at EUR 0.45 per ordinary share of EUR
0.56 par value. The interim dividend will be payable, at the shareholder's option, either wholly in ordinary shares chargeable to the share premium account or wholly in cash. The ratio of the value of the stock dividend to that of the cash dividend will be determined on Thursday 29 August 2002, after the close of trading on the Amsterdam Exchanges, based on the average of the highest and lowest stock exchange price for that day. The value of the stock dividend will be virtually equal to that of the cash dividend. The new ordinary shares will qualify for the final dividend over the 2002 financial year and the full dividend over subsequent years. The ordinary shares will be quoted ex-dividend from Friday 9 August 2002. Shareholders can submit instructions stating whether they opt for dividend payments in cash or in stock from Monday 12 August 2002 to Monday 28 August 2002 inclusive. The 2002 interim dividend will be payable as from Wednesday 4 September 2002. Given the outlook as set-out in the Letter to the Shareholder, we expect the full year dividend to be in line with last year's dividend.


                                                                                                                        Appendix 1
Consolidated profit & loss account 2002
(in millions of euros)
                                                                     2002                             six months
                                                            ----------------------------------- -----------------------------------
                                                                    Q2          Q1    % change        2002        2001    % change

Net interest revenue                                             2,499       2,661       (6.1)       5,160       4,922         4.8

Revenue from securities and participating interests                102         104       (1.9)         206         269       (23.4)

Payment services                                                   371         346        7.2          717         712         0.7
Insurance                                                           46          59      (22.0)         105         118       (11.0)
Securities                                                         334         339       (1.5)         673         879       (23.4)
Asset management and trust funds                                   219         241       (9.1)         460         451         2.0
Guarantees                                                          39          38        2.6           77          79        (2.5)
Leasing                                                             47          47                      94          88         6.8
Other                                                              164         136       20.6          300         313        (4.2)
                                                           ----------- -----------             ----------- -----------
Net commissions                                                  1,220       1,206        1.2        2,426       2,640        (8.1)

Securities                                                         126         156      (19.2)         282         523       (46.1)
Foreign exchange dealing                                           201          79                     280         224        25.0
Derivatives                                                        109         126      (13.5)         235         217         8.3
Trading LDC-portfolio                                               (1)          5                       4          19       (78.9)
Other                                                              (51)        (45)      13.3          (96)        (77)       24.7
                                                           ----------- -----------             ----------- -----------
Results from financial transactions                                384         321       19.6          705         906       (22.2)

Other revenue                                                      519         452       14.8          971         697        39.3
                                                            ----------- -----------            ----------- -----------
Total revenue                                                    4,724       4,744       (0.4)       9,468       9,434         0.4

Staff costs                                                      1,876       1,974       (5.0)       3,850       3,889        (1.0)
Other administrative expenses                                    1,191       1,167        2.1        2,358       2,490        (5.3)
Depreciation                                                       263         255        3.1          518         489         5.9
                                                           ----------- -----------             ----------- -----------
Operating expenses                                               3,330       3,396       (1.9)       6,726       6,868        (2.1)
Operating result                                                 1,394       1,348        3.4        2,742       2,566         6.9
Provisioning for loan losses / FAR                                 583         390       49.5          973         520        87.1
Value adjustments to financial fixed assets                         38         (15)                     23           6
                                                           ----------- -----------             ----------- -----------
Operating profit before taxes                                      773         973      (20.6)       1,746       2,040       (14.4)
Taxes                                                              187         312      (40.1)         499         543        (8.1)
                                                           ----------- -----------             ----------- -----------
Operating profit after taxes                                       586         661      (11.3)       1,247       1,497       (16.7)
Extraordinary revenues                                                                                             962
Extraordinary expenses                                                         325                     325
Taxes extraordinary expenses                                                  (120)                   (120)
                                                           ----------- -----------             ----------- -----------
Extraordinary result after taxes                                              (205)                   (205)        962
                                                           ----------- -----------             ----------- -----------
Group profit after taxes                                           586         456       28.5        1,042       2,459       (57.6)
Minority interests                                                  52          59      (11.9)         111         143       (22.4)
                                                           ----------- -----------             ----------- -----------
Net profit                                                         534         397       34.5          931       2,316       (59.8)
Net profit, excl. extraordinary result                             534         602      (11.3)       1,136       1,354       (16.1)
Preference share dividend                                           12          11        9.1           23          23
                                                           ----------- -----------             ----------- -----------
Net profit, available to ordinary shareholders                     522         386       35.2          908       2,293       (60.4)
                                                           =========== ===========             =========== ===========

Earnings per ordinary share of EUR 0.56 (in euros)*               0.34        0.38      (10.5)        0.72        0.89       (19.1)

Average exchange EUR/USD-rate                                     0.94        0.87        8.0         0.90        0.89         1.1

* Excluding extraordinary result and based on the average number of ordinary shares outstanding.


                                                                                                Appendix 2
Consolidated balance sheet as at 30 June 2002 after profit appropriation
(in millions of euros)

                                                                           30 Jun.     31 Dec.  % change
                                                                              2002        2001
Assets
Cash                                                                       16,938      17,932       (5.5)
Short-dated government paper                                                8,420      12,296      (31.5)
Banks                                                                      61,631      49,619       24.2

Loans to public sector                                                     11,433      14,100      (18.9)
Loans to private sector                                                   247,436     260,175       (4.9)
Professional securities transactions                                       73,885      71,055        4.0
                                                                      ----------- -----------
Loans                                                                     332,754     345,330       (3.6)
Interest-earning securities                                               140,218     123,365       13.7
Shares                                                                     18,780      16,794       11.8
Participating interests                                                     2,375       2,420       (1.9)
Property and equipment                                                      7,060       7,331       (3.7)
Other assets                                                                9,645      11,088      (13.0)
Prepayments and accrued income                                              9,698      11,188      (13.3)
                                                                      ----------- -----------
                                                                          607,519     597,363        1.7
                                                                      =========== ===========

Liabilities
Banks                                                                     113,204     107,843        5.0

Saving accounts                                                            78,121      84,345       (7.4)
Deposits and other customer accounts                                      174,108     173,441        0.4
Professional securities transactions                                       64,425      54,578       18.0
                                                                      ----------- -----------
Total client accounts                                                     316,654     312,364        1.4
Debt securities                                                            73,617      72,495        1.5
Other liabilities                                                          46,958      45,633        2.9
Accruals and deferred income                                               11,574      12,349       (6.3)
Provisions                                                                 14,177      12,672       11.9
                                                                      ----------- -----------
                                                                          576,184     563,356        2.3
Fund for general banking risks                                              1,297       1,381       (6.1)
Subordinated liabilities                                                   14,905      16,283       (8.5)

Shareholders' equity                                                       11,022      11,787       (6.5)
Minority interests                                                          4,111       4,556       (9.8)
                                                                      ----------- -----------
Group equity                                                               15,133      16,343       (7.4)

                                                                      ----------- -----------
Group capital                                                              31,335      34,007       (7.9)
                                                                      ----------- -----------
                                                                          607,519     597,363        1.7
                                                                      =========== ===========

Contingent liabilities                                                     45,508      47,784       (4.8)
Committed facilities                                                      137,650     145,570       (5.4)

Exchange EUR/USD-rate                                                        0.99        0.88       12.5


                                                                                                                    Appendix 3
Analysis of private sector loans by SBU
(in billions of euros)
                                                                          30 Jun.    31 Mar.    % change   31 Dec.     % change
                                                                             2002       2002                  2001

Consumer & Commercial Clients                                              172.4      180.8        (4.6)     180.9        (4.7)
Wholesale Clients                                                           56.2       60.0        (6.3)      60.7        (7.4)
Private Clients & Asset Management                                           6.5        5.9        10.2        6.5
Corporate Centre                                                             3.1        2.6        19.2        2.7        14.8
ABN AMRO Lease Holding                                                       9.2        9.4        (2.1)       9.3        (1.1)
                                                                     ----------- ----------             ----------
Group                                                                      247.4      258.7        (4.4)     260.1        (4.9)
                                                                     =========== ==========             ==========

Staff
(fte)
                                                                          30 Jun.    31 Mar.    % change   31 Dec.     % change
                                                                             2002       2002                  2001

Consumer & Commercial Clients                                             72,593     72,771        (178)    73,736      (1,143)
Wholesale Clients                                                         20,957     22,194      (1,237)    22,423      (1,466)
Private Clients & Asset Management                                         5,961      5,907          54      5,879          82
Corporate Centre                                                             552        595         (43)       586         (34)
ABN AMRO Lease Holding                                                     7,435      7,363          72      7,306         129
                                                                      ----------- ---------- ----------- ---------- -----------
Group                                                                    107,498    108,830      (1,332)   109,930      (2,432)
                                                                      =========== ========== =========== ========== ===========

Share data
                                                                          30 Jun.    31 Mar.    % change   31 Dec.     % change
                                                                             2002       2002                  2001

Number of ordinary shares outstanding (in millions)                      1,560.0    1,537.0         1.5    1,535.5         1.6
Net asset value per ordinary share (in euros)                               6.53       7.01        (6.8)      7.13        (8.4)
Number of preference shares (in millions)                                  362.5      362.5                  362.5
Number of convertible preference shares (in millions)                        0.6        0.7                    0.7

Changes in shareholders' equity first six months
(in millions of euros)
                                                                            2002       2001
                                                                     ----------- ----------

Shareholders' equity as at the beginning of the period                    11,787     12,523
Retained earnings and stock dividends                                        600      1,140
Exercised options and conversion                                              66          6
Goodwill                                                                       8     (3,102)
Sale EAB                                                                              1,033
Impact change in accounting policy pension costs                            (430)
Revaluations and other movements                                             (30)
Dematerialisation of preference shares                                                  (10)
Change in treasury stock                                                      32        (55)
Currency translation differences                                          (1,011)        10
                                                                     ----------- ----------
                                                                          11,022     11,545
                                                                     =========== ==========


                                                                                                             Appendix 4a
Profit & Loss accounts BUs of Consumer & Commercial Clients
(in millions of euros)
                                                                               Netherlands
                                                  -----------------------------------------------------------------------
                                                                 quarterly                          six months
                                                                 ---------                          ----------
                                                   Q2 2002   Q1 2002    % change  Q2 2001      2002      2001   % change
                                                  --------- --------- ----------- -------- --------- --------- ----------

Net interest revenue                                   590       551         7.1      525     1,141     1,016       12.3
Net commissions                                        171       165         3.6      169       336       359       (6.4)
Results from financial transactions                      8         8                    9        16        21      (23.8)
Other revenue                                           40        21        90.5       32        61        55       10.9
                                                 --------- --------- ----------- -------- --------- --------- ----------
Total revenue                                          809       745         8.6      735     1,554     1,451        7.1
Operating expenses                                     686       607        13.0      679     1,293     1,300       (0.5)
                                                 --------- --------- ----------- -------- --------- --------- ----------
Operating result                                       123       138       (10.9)      56       261       151       72.8
Provisioning for loan losses                            32        54       (40.7)      (2)       86        52       65.4
Value adj. to financial fixed assets                     4                                        4
Operating profit before taxes                           87        84         3.6       58       171        99       72.7
Taxes                                                   27        29        (6.9)      18        56        30       86.7
                                                 --------- --------- ----------- -------- --------- --------- ----------
Profit after taxes                                      60        55         9.1       40       115        69       66.7
Minority interests                                       1                                        1
                                                 --------- --------- ----------- -------- --------- --------- ----------
Net profit                                              59        55         7.3       40       114        69       65.2
                                                 ========= ========= =========== ======== ========= ========= ==========

                                                   30 Jun.   31 Mar.    % change            30 Jun.   30 Jun.   % change

Staff (fte)                                         25,487    26,148        (2.5)            25,487    28,210       (9.7)
(in billions of euros)
Risk-weighted assets                                  55.9      55.5         0.7               55.9      60.4       (7.5)

                                                                              North America
                                                  -----------------------------------------------------------------------
                                                                 quarterly                          six months
                                                                 ---------                          ----------
                                                   Q2 2002   Q1 2002    % change  Q2 2001      2002      2001   % change
                                                  --------- --------- ----------- -------- --------- --------- ----------

Net interest revenue                                   649       704        (7.8)     751     1,353     1,352        0.1
Net commissions                                        188       205        (8.3)     236       393       403       (2.5)
Results from financial transactions                     33        43       (23.3)      19        76        37      105.4
Other revenue                                          293       227        29.1      215       520       345       50.7
                                                 --------- --------- ----------- -------- --------- --------- ----------
Total revenue                                        1,163     1,179        (1.4)   1,221     2,342     2,137        9.6
Operating expenses                                     570       626        (8.9)     642     1,196     1,156        3.5
                                                  --------- --------- ----------- -------- --------- --------- ----------
Operating result                                       593       553         7.2      579     1,146       981       16.8
Provisioning for loan losses                           130       121         7.4      165       251       212       18.4
                                                  --------- --------- ----------- -------- --------- --------- ----------
Operating profit before taxes                          463       432         7.2      414       895       769       16.4
Taxes                                                  174       148        17.6      135       322       243       32.5
                                                  --------- --------- ----------- -------- --------- --------- ----------
Profit after taxes                                     289       284         1.8      279       573       526        8.9
Minority interests                                                                     25                  49
                                                  --------- --------- ----------- -------- --------- --------- ----------
Net profit                                             289       284         1.8      254       573       477       20.1
                                                  ========= ========= =========== ======== ========= ========= ==========

                                                   30 Jun.   31 Mar.    % change            30 Jun.   30 Jun.   % change

Staff (fte)                                         18,126    18,101         0.1             18,126    18,842       (3.8)
(in billions of euros)
Risk-weighted assets                                  64.5      72.4       (10.9)              64.5      75.0      (14.0)


                                                                                                             Appendix 4b
Profit & Loss accounts BUs of Consumer & Commercial Clients
(in millions of euros)
                                                                                  Brazil
                                                  -----------------------------------------------------------------------
                                                                 quarterly                          six months
                                                                 ---------                          ----------
                                                   Q2 2002   Q1 2002    % change  Q2 2001      2002      2001   % change
                                                  --------- --------- ----------- -------- --------- --------- ----------

Net interest revenue                                   347       429       (19.1)     389       776       770        0.8
Net commissions                                         75        36       108.3       52       111       124      (10.5)
Results from financial transactions                     (2)       33                  (10)       31         3
Other revenue                                           48        38        26.3       37        86        71       21.1
                                                 --------- --------- ----------- -------- --------- --------- ----------
Total revenue                                          468       536       (12.7)     468     1,004       968        3.7
Operating expenses                                     331       355        (6.8)     308       686       633        8.4
                                                 --------- --------- ----------- -------- --------- --------- ----------
Operating result                                       137       181       (24.3)     160       318       335       (5.1)
Provisioning for loan losses                            57        59        (3.4)      42       116       104       11.5
                                                 --------- --------- ----------- -------- --------- --------- ----------
Operating profit before taxes                           80       122       (34.4)     118       202       231      (12.6)
Taxes                                                  (67)       34                   12       (33)       12
                                                 --------- --------- ----------- -------- --------- --------- ----------
Profit after taxes                                     147        88        67.0      106       235       219        7.3
Minority interests                                       4         3                    3         7         8      (12.5)
                                                 --------- --------- ----------- -------- --------- --------- ----------
Net profit                                             143        85        68.2      103       228       211        8.1
                                                  ========= ========= =========== ======== ========= ========= ==========

                                                   30 Jun.   31 Mar.    % change            30 Jun.   30 Jun.   % change

Staff (fte)                                         21,675    21,374         1.4             21,675    20,175        7.4
(in billions of euros)
Risk-weighted assets                                   7.3       9.5       (23.2)               7.3       7.6       (3.9)

                                                                                   Rest
                                                  -----------------------------------------------------------------------
                                                                 quarterly                          six months
                                                                 ---------                          ----------
                                                   Q2 2002   Q1 2002    % change  Q2 2001      2002      2001   % change
                                                 --------- --------- ----------- -------- --------- --------- ----------

Net interest revenue                                   138       131         5.3      145       269       301      (10.6)
Net commissions                                         30        29         3.4       35        59        56        5.4
Results from financial transactions                      4         5       (20.0)       9         9        22      (59.1)
Other revenue                                           85        82         3.7       69       167       192      (13.0)
                                                 --------- --------- ----------- -------- --------- --------- ----------
Total revenue                                          257       247         4.0      258       504       571      (11.7)
Operating expenses                                     171       155        10.3      235       326       373      (12.6)
                                                 --------- --------- ----------- -------- --------- --------- ----------
Operating result                                        86        92        (6.5)      23       178       198      (10.1)
Provisioning for loan losses                            13        21       (38.1)      15        34        28       21.4
                                                 --------- --------- ----------- -------- --------- --------- ----------
Operating profit before taxes                           73        71         2.8        8       144       170      (15.3)
Taxes                                                   12        19       (36.8)       2        31        21       47.6
                                                 --------- --------- ----------- -------- --------- --------- ----------
Profit after taxes                                      61        52        17.3        6       113       149      (24.2)
Minority interests                                       1         4       (75.0)       3         5         6      (16.7)
                                                 --------- --------- ----------- -------- --------- --------- ----------
Net profit                                              60        48        25.0        3       108       143      (24.5)
                                                 ========= ========= =========== ======== ========= ========= ==========

                                                   30 Jun.   31 Mar.    % change            30 Jun.   30 Jun.   % change

Staff (fte)                                          7,305     7,148         2.2              7,305     9,090      (19.6)
(in billions of euros)
Risk-weighted assets                                  20.8      21.7        (4.1)              20.8      23.4      (11.1)



                                                                                                                Appendix 5
Profit & Loss accounts BUs of Private Clients & Asset Management
(in millions of euros)
                                                                              Private Clients
                                                  -------------------------------------------------------------------------
                                                                 quarterly                           six months
                                                                 ---------                           ----------
                                                   Q2 2002   Q1 2002    % change  Q2 2001      2002      2001     % change
                                                  --------- --------- ----------- -------- --------- --------- ------------

Net interest revenue                                    91        95        (4.2)      80       186       147        26.5
Net commissions                                        110       119        (7.6)     107       229       229
Results from financial transactions                     11        12        (8.3)       8        23        19        21.1
Other revenue                                            7        14       (50.0)      22        21        34       (38.2)
                                                 --------- --------- ----------- -------- --------- --------- -----------
Total revenue                                          219       240        (8.8)     217       459       429         7.0
Operating expenses                                     178       161        10.6      160       339       321         5.6
                                                 --------- --------- ----------- -------- --------- --------- -----------
Operating result                                        41        79       (48.1)      57       120       108        11.1
Provisioning for loan losses                                       1                   (1)        1         2
Value adj. to financial fixed assets                                                   (2)                 (1)
                                                 --------- --------- ----------- -------- --------- --------- -----------
Operating profit before taxes                           41        78       (47.4)      60       119       107        11.2
Taxes                                                   14        25       (44.0)      20        39        37         5.4
                                                 --------- --------- ----------- -------- --------- --------- -----------
Profit after taxes                                      27        53       (49.1)      40        80        70        14.3
Minority interests                                                 1                    1         1         3
                                                 --------- --------- ----------- -------- --------- --------- -----------
Net profit                                              27        52       (48.1)      39        79        67        17.9
                                                 ========= ========= =========== ======== ========= ========= ===========

                                                   30 Jun.   31 Mar.    % change            30 Jun.   30 Jun.     % change

Staff (fte)                                          3,666     3,636         0.8              3,666     3,551         3.2
(in billions of euros)
Risk-weighted assets                                   5.6       6.1        (8.2)               5.6       5.7        (1.8)

                                                                              Asset Management
                                                  -------------------------------------------------------------------------
                                                                 quarterly                           six months
                                                                 ---------                           ----------
                                                   Q2 2002   Q1 2002    % change  Q2 2001      2002      2001     % change
                                                  --------- --------- ----------- -------- --------- --------- ------------

Net interest revenue                                     6         4        50.0        6        10        13       (23.1)
Net commissions                                        130       144        (9.7)     146       274       268         2.2
Results from financial transactions                      3        (6)                  (1)       (3)        1
Other revenue                                           (2)        2                    9                   8
                                                 --------- --------- ----------- -------- --------- --------- -----------
Total revenue                                          137       144        (4.9)     160       281       290        (3.1)
Operating expenses                                     111       109         1.8      120       220       231        (4.8)
                                                 --------- --------- ----------- -------- --------- --------- -----------
Operating result                                        26        35       (25.7)      40        61        59         3.4
Value adj. to financial fixed assets                     2        (1)                   1         1         1
                                                 --------- --------- ----------- -------- --------- --------- -----------
Operating profit before taxes                           24        36       (33.3)      39        60        58         3.4
Taxes                                                   10        17       (41.2)      14        27        19        42.1
                                                  --------- --------- ----------- -------- --------- --------- ----------
Net profit                                              14        19       (26.3)      25        33        39       (15.4)
                                                 ========= ========= =========== ======== ========= ========= ===========

                                                   30 Jun.   31 Mar.    % change            30 Jun.   30 Jun.     % change

Staff (fte)                                          2,295     2,271         1.1              2,295     2,256         1.7
(in billions of euros)
Risk-weighted assets                                   0.6       0.4                            0.6       0.3


                                                                                                                        Appendix 6
Cash flow statement first six months
(in millions of euros)
                                                                        2002       2001
                                                                   ---------- ----------

Liquid funds as at the beginning of the period                        13,653     16,105
Net cash flow from operations / banking activities                    15,594     14,287
Net cash flow from investment activities                             (16,687)   (29,700)
Net cash flow from financing activities                                3,989      2,921
Currency translation differences                                        (913)       375
                                                                   ---------- ----------
Liquid funds as at the end of the period                              15,636      3,988
                                                                   ========== ==========

Consolidated quarterly results 2002 / 2001
(in millions of euros)

                                                                           2002                            2001
                                                                   --------------------- ------------------------------------------
                                                                          Q2         Q1         Q4        Q3         Q2         Q1

Net interest revenue                                                   2,499      2,661      2,629     2,539      2,660      2,262
Revenue from securities and participating interests                      102        104        105        81        148        121
Net commissions                                                        1,220      1,206      1,306     1,268      1,349      1,291
Results from financial transactions                                      384        321        306       340        364        542
Other revenue                                                            519        452        380       446        380        317
                                                                  ---------- ---------- ---------- --------- ----------  ---------
Total revenue                                                          4,724      4,744      4,726     4,674      4,901      4,533
Staff costs                                                            1,876      1,974      1,815     1,949      2,015      1,874
Other administrative expenses                                          1,191      1,167      1,389     1,282      1,352      1,138
Depreciation                                                             263        255        243       225        248        241
                                                                  ---------- ---------- ---------- --------- ----------  ---------
Operating expenses                                                     3,330      3,396      3,447     3,456      3,615      3,253
                                                                  ---------- ---------- ---------- --------- ----------  ---------
Operating result                                                       1,394      1,348      1,279     1,218      1,286      1,280
Provisioning for loan losses / FAR                                       583        390        598       308        253        267
Value adj. to financial fixed assets                                      38        (15)       (34)       52         (6)        12
Operating profit before taxes                                            773        973        715       858      1,039      1,001
Net profit excluding extraordinary results                               534        602        533       476        671        683
Net profit                                                               534        397        438       476      1,633        683
Net profit, available to ordinary shareholders                           522        386        427       464      1,621        672

Average number of ordinary shares outstanding (in mln)               1,546.3    1,536.0    1,534.9   1,522.5    1,504.2    1,498.4
Average number of ordinary shares outstanding (in mln)*              1,541.2    1,536.0    1,515.2   1,508.5    1,501.3    1,498.4
Earnings per share**                                                    0.34       0.38       0.34      0.30       0.44       0.45
Earnings per share diluted**                                            0.34       0.38       0.34      0.30       0.44       0.44
Average equity                                                        10,484     10,865     10,589    10,461     11,028     11,516
Average equity year to date                                           10,573     10,865     11,317    10,950     11,189     11,516
Return on average equity**                                              19.9%      21.8%      19.7%     17.8%      23.9%      23.3%
Return on average equity year to date**                                 21.1%      21.8%      20.5%     21.9%      23.8%      23.3%
Efficiency ratio                                                        70.5%      71.6%      72.9%     73.9%      73.8%      71.8%
Efficiency ratio year to date                                           71.0%      71.6%      73.1%     73.2%      72.8%      71.8%

                                                                           2002                            2001
                                                                   --------------------- ------------------------------------------
                                                                     30 Jun.    31 Mar.    31 Dec.   30 Sep.    30 Jun.    31 Mar.

BIS tier 1 ratio                                                        7.15%      7.13%      7.03%     6.47%      6.55%      6.82%
BIS capital ratio                                                      10.80%     10.95%     10.91%    10.10%     10.19%     10.19%
BIS capital base                                                      27,058     29,629     29,814    27,696     29,156     28,362
Risk-weighted assets                                                 250,541    270,700    273,387   274,183    286,110    278,414

*    Year to date.

** Excluding extraordinary result and based on the average number of ordinary shares outstanding.


                                                                                                                Appendix 7a

Breakdown Profit & Loss account second quarter 2002
(in millions of euros)
                                                           C&CC         WCS      PC&AM         CC       Lease         Group
                                                                                                      Holding

Net interest revenue                                      1,724         525         97         89          64         2,499
Net commissions                                             464         470        240                     46         1,220
Results from financial transactions                          43         304         14         23                       384
Other revenue                                               466          56          5          9          85           621
                                                      ---------  ----------  ---------  ---------  ---------- -------------
Total revenue                                             2,697       1,355        356        121         195         4,724
Operating expenses                                        1,758       1,154        289         (6)        135         3,330
                                                      ---------  ----------  ---------  ---------  ---------- -------------
Operating result                                            939         201         67        127          60         1,394
Provisioning for loan losses                                232         345                                 6           583
Value adj. to financial fixed assets                          4           1          2         31                        38
                                                      ---------  ----------  ---------  ---------  ---------- -------------
Operating profit before taxes                               703        (145)        65         96          54           773
Taxes                                                       146         (22)        24         25          14           187
                                                      ---------  ----------  ---------  ---------  ---------- -------------
Group profit after taxes                                    557        (123)        41         71          40           586
Minority interests                                            6           2                    44                        52
                                                      ---------  ----------  ---------  ---------  ---------- -------------
Net profit                                                  551        (125)        41         27          40           534
                                                      =========  ==========  =========  =========  ========== =============

Staff (fte)                                              72,593      20,957      5,961        552       7,435       107,498
(in billions of euros)
Total assets                                              237.5       290.8       16.9       51.8        10.5         607.5
Risk-weighted assets                                      148.5        83.8        6.2        2.0        10.0         250.5

Breakdown Profit & Loss account first quarter 2002
(in millions of euros)
                                                           C&CC         WCS      PC&AM         CC        Lease        Group
                                                                                                       Holding

Net interest revenue                                      1,815         598         99         84          65         2,661
Net commissions                                             435         462        263         (1)         47         1,206
Results from financial transactions                          89         234          6         (8)                      321
Other revenue                                               368          90         16          5          77           556
                                                      ---------  ----------  ---------  ---------  ---------- -------------
Total revenue                                             2,707       1,384        384         80         189         4,744
Operating expenses                                        1,743       1,263        270        (10)        130         3,396
                                                      ---------  ----------  ---------  ---------  ---------- -------------
Operating result                                            964         121        114         90          59         1,348
Provisioning for loan losses                                255         111          1         19           4           390
Value adj. to financial fixed assets                                    (1)         (1)       (13)                      (15)
                                                      ---------  ----------  ---------  ---------  ---------- -------------
Operating profit before taxes                               709          11        114         84          55           973
Taxes                                                       230         (10)        42         34          16           312
                                                      ---------  ----------  ---------  ---------  ---------- -------------
Operating profit after taxes                                479          21         72         50          39           661
Extraordinary result after taxes                                       (205)                                           (205)
                                                      ---------  ----------  ---------  ---------  ---------- -------------
Group profit after taxes                                    479        (184)        72         50          39           456
Minority interests                                            7           4          1         47                        59
                                                      ---------  ----------  ---------  ---------  ---------- -------------
Net profit                                                  472        (188)        71          3          39           397
                                                      =========  ==========  =========  =========  ========== =============



                                                                                                              Appendix 7b

Breakdown Profit & Loss account second quarter 2001
(in millions of euros)
                                                           C&CC         WCS       PC&AM         CC         Lease    Group
                                                                                                         Holding

Net interest revenue                                      1,810         657          86         47          60      2,660
Net commissions                                             492         560         253                     44      1,349
Results from financial transactions                          27         366           7        (36)                   364
Other revenue                                               353          51          31          4          89        528
                                                      ---------  ----------  ----------  ---------  ----------  ---------
Total revenue                                             2,682       1,634         377         15         193      4,901
Operating expenses                                        1,864       1,405         280        (63)        129      3,615
                                                      ---------  ----------  ----------  ---------  ----------  ---------
Operating result                                            818         229          97         78          64      1,286
Provisioning for loan losses                                220          40          (1)       (11)          5        253
Value adj. to financial fixed assets                                     11          (1)       (16)                    (6)
                                                      ---------  ----------  ----------  ---------  ----------  ---------
Operating profit before taxes                               598         178          99        105          59      1,039
Taxes                                                       167          66          34         11          18        296
                                                      ---------  ----------  ----------  ---------  ----------  ---------
Operating profit after taxes                                431         112          65         94          41        743
Extraordinary results after taxes                                                              962                    962
                                                      ---------  ----------  ----------  ---------  ----------  ---------
Group profit after taxes                                    431         112          65      1,056          41      1,705
Minority interests                                           31           6           1         34                     72
                                                      ---------  ----------  ----------  ---------  ----------  ---------
Net profit                                                  400         106          64      1,022          41      1,633
                                                      =========  ==========  ==========  =========  ==========  =========




Breakdown Profit & Loss account first six months 2002
(in millions of euros)
                                                           C&CC         WCS       PC&AM         CC         Lease    Group
                                                                                                         Holding

Net interest revenue                                      3,539       1,123         196        173         129      5,160
Net commissions                                             899         932         503         (1)         93      2,426
Results from financial transactions                         132         538          20         15                    705
Other revenue                                               834         146          21         14         162      1,177
                                                      ---------  ----------  ----------  ---------  ----------  ---------
Total revenue                                             5,404       2,739         740        201         384      9,468
Operating expenses                                        3,501       2,417         559        (16)        265      6,726
                                                      ---------  ----------  ----------  ---------  ----------  ---------
Operating result                                          1,903         322         181        217         119      2,742
Provisioning for loan losses                                487         456           1         19          10        973
Value adj. to financial fixed assets                          4                       1         18                     23
                                                      ---------  ----------  ----------  ---------  ----------  ---------
Operating profit before taxes                             1,412        (134)        179        180         109      1,746
Taxes                                                       376         (32)         66         59          30        499
                                                      ---------  ----------  ----------  ---------  ----------  ---------
Operating profit after taxes                              1,036        (102)        113        121          79      1,247
Extraordinary results after taxes                                      (205)                                         (205)
                                                      ---------  ----------  ----------  ---------  ----------  ---------
Group profit after taxes                                  1,036        (307)        113        121          79      1,042
Minority interests                                           13           6           1         91                    111
                                                      ---------  ----------  ----------  ---------  ----------  ---------
Net profit                                                1,023        (313)        112         30          79        931
                                                      =========  ==========  ==========  =========  ==========  =========

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.